Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

March 23, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 9950
Metaverse Portfolio Series
(the “Trust”)
CIK No. 1895933 File No. 333-262450

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio

1.       Please remove “developing” and “generally” from the Trust’s objective and make corresponding changes to the Trust’s 50% revenue test (see below comments).

Response:     The Trust’s objective has been revised in its entirety as follows:

“The Trust seeks above-average capital appreciation. Under normal circumstances, the Trust will invest at least 80% of its assets in Metaverse Companies (as defined below). “Metaverse” is a term used to describe the next generation of the Internet, which has the potential to allow creators to build the next chapter of human interaction through immersive experiences in three-dimensional virtual spaces. “Metaverse Companies” are companies that are principally engaged, i.e., have at least 50% of their assets in, or derive at least 50% of their revenues or profits from, one of the following business segments: (1) IP & Contents (i.e., companies that develop content, software, and services used in augmented and virtual reality and aid in the creation of the Metaverse); (2) Platforms (i.e., companies that support technologies like interoperability (the ability of computer systems or software to exchange and make use of information), and companies that provide platforms to access virtual reality, including social networking and technology platforms, video communication platforms and virtual worlds); (3); Payment (i.e., companies that facilitate seamless and secure payment in the Metaverse, including companies that create nonfungible tokens for use in virtual reality); (4) Optics & Display (i.e., companies that manufacture displays, controllers, motion sensors, lasers, and other components used in augmented reality and/or virtual reality devices); and (5) Semiconductor, Hardware & 5G (i.e., companies that provide semiconductor and hardware products used in virtual reality devices, and companies investing in 5G infrastructure). The Trust is concentrated (i.e., invests more than 25% of Trust assets) in stocks of companies within the information technology sector.”

2.       Please disclose what criteria is used to select “other companies that have devoted material resources or made material commitments to develop the Metaverse.” Also, the disclosure states, “material resources” and “material commitments” to develop the Metaverse, but the Trust’s objective refers to “substantial resources” and “substantial revenue” from developing the Metaverse. Please be clearer as to how “material” and “substantial” differ, if they do.

Additionally, please consider replacing “substantial” language with a 50% revenue test.

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

3.       Please briefly describe the Index (i.e., index methodology and how the constituents are chosen).

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

4.       The Staff notes the disclosure states, “Metaverse companies include those companies that are involved in…” Please revise this disclosure to track the 50% revenue test, as discussed in Comment 2 above.

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

5.       The Staff notes the disclosure states, “Metaverse companies include those companies that are involved in developing the content or software for augmented and virtual reality concepts, provide platforms to access virtual reality, leverage the idea of the Metaverse to revolutionize payment gateways, are involved in the business of providing displays, lasers and other optics related solutions to virtual reality devices and provide semiconductor and hardware products to be used in the manufacturing of virtual reality devices.”

(a)	Please revise the phrase “Metaverse companies include…” to “Metaverse companies are…”
(b)	If true, please add “services” to “content or software” as well. The Staff notes “services” is included in the First Trust Indxx Metaverse ETF.
(c)	Please remove or clarify the phrase “leverage the idea of the Metaverse to revolutionize payment gateways.” If true, indicate that these are companies that are creating payment gateways that can be used on the Metaverse.
(d)	Consider removing the phrase “are involved in the business of.”
(e)	The Staff does not believe that “optics related solutions” is specific enough. Please revise to provide more clarity (see First Trust Indxx Metaverse ETF).
(f)	Please confirm that “manufacturing of” is correct, as this is not used in the First Trust Indxx Metaverse ETF definition of “Metaverse companies.”

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

6.       To be consistent with the first paragraph of the “Portfolio Selection Process,” please state clearly how the initial universe is constructed utilizing the companies in the Index plus those that have devoted material resources or made material commitments to develop the Metaverse.

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

7.       Please explain more clearly how the Trust evaluates each of the listed factors in evaluating the stocks from the initial universe in conjunction with the Cash Flow Return on Investment (“CFROI”) and Economic Margin (“EM”), which are explained in the following paragraph.

Once the above evaluations are completed, please describe how the Trust ultimately arrives at the 25 stocks that make up the final portfolio.

Also, please explain non-plain English terms, such as “price/book” and “price momentum.”

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

8.       The Staff notes the disclosure states, “The companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not.” Please explain how this is determined using CFROI and EM valuation noted above. Additionally, please disclose how the Trust evaluates EM.

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

9.       The Staff notes the disclosure states, “After considering the above factors together, equity analysts make a final determination and select the stocks with the best prospects for above-average capital appreciation by identifying those that meet our investment objective, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.”

(a)	This sentence suggests all the factors are weighted together, but the previous paragraph suggests that CFROI and EM are weighted more heavily. Please reconcile the disclosure.
(b)	Please revise the above-referenced disclosure in plain English, specifying what investment objective the disclosure is referring to (considering capital appreciation is the objective and capital appreciation is already noted in this sentence).

Response:     The “Portfolio Selection Process” has been revised in its entirety. Please refer to Exhibit A of this correspondence for the revised disclosure.

10.       The Staff notes that going forward, First Trust plans to revise the “Additional Portfolio Contents” section to include types of investments listed in the principal risk factors that are not described in the “Portfolio Selection Process.” Please revise to state, for example, that “The Trust’s investments include dividend paying securities...”

Response:     In accordance with the Staff’s comment, the disclosure has been revised to state that, “In addition to the investments described above, the Trust also invests in:…”

Risk Factors

11.       Given the investment focus of the Trust, please include a risk factor specific to Metaverse companies.

Response:     In accordance with the Staff’s comment, the following risk factor has been added to the Trust’s prospectus:

“Metaverse Companies Risk. The Metaverse is a new and developing technology, the consequences of which have not been fully explored. The risks associated with the Metaverse may not emerge until the technology is widely used. Metaverse companies may be subject to various risks including, but not limited to, small or limited markets for their securities, changes in business cycles, world economic growth, technological progress, rapid obsolescence and government regulation. Metaverse companies, especially smaller, start-up companies, tend to be more volatile than securities of companies that do not rely heavily on technology. Rapid change to technologies that affect a company’s products could have a material adverse effect on such company’s operating results. These companies may rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. Such companies typically face intense competition and loss or impairment of intellectual property rights. There is no guarantee that the products or services produced by companies in Metaverse-related businesses will be successful.”

12.       If the Trust will invest in companies with operations in emerging markets, please add relevant risk disclosure.

Response:     If, based on the Trust’s final portfolio, the Trust has exposure to companies with operations in emerging markets, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon

Exhibit A

The portfolio is selected from an initial universe of Metaverse Companies in the Indxx Metaverse Index (the “Index”) as well as other Metaverse-related companies identified by the Sponsor (the “Initial Universe”). The Trust will invest at least 80% of its assets in companies from the Initial Universe that meet the 50% asset or revenue test set forth above.

The Index’s starting universe consists of all companies engaged in business activities associated with the five business segments described above, which the Index provider has determined comprise the Metaverse. Companies selected by the Index must derive at least 50% of revenues from, or devote 50% of assets to, one of those five business segments.

The Index is comprised of a maximum of 50 companies selected based on market capitalization. In order to be eligible for inclusion in the Index, a company’s stock must have a minimum market capitalization of $1 billion, a minimum six-month average daily turnover of greater than or equal to $5 million and a minimum free float equivalent to 10% of shares outstanding. “Daily turnover” refers to the total value of shares traded on a daily basis for the average time period indicated. The term “free float” is used to describe the portion of an issuer’s outstanding securities that can be publicly traded, and therefore excludes locked-in securities held by an issuer’s affiliates, officers or promoters and securities subject to some other restrictive arrangement that prevents them from being freely traded. Depositary receipts issued by Chinese companies are not eligible for inclusion in the Index.

Next, we examine the historical financial results of the stocks from the Initial Universe. The stocks are then evaluated using:

1.	Fundamental factors, which include the amount of debt a company has, the consistency of a company’s revenues and the company’s cash reserves, sales, earnings and cash flow growth.
2.	Valuation factors, which include ratios such as price/earnings, price/sales, price/earnings to growth, price/book (a ratio used to compare a stock’s market value to its book value), price/cash flow and dividend yield.
3.	Technical factors, which include price momentum (shows the rate of change in price movement over a period of time), changes to earnings estimates, earnings per share and cash flow surprises.
4.	Qualitative factors, which include information gathered from sources such as earnings calls, sell-side conferences, media publications, industry and economic conditions, monetary/fiscal policy announcements, sell-side research and corporate publications.

An estimated value is then calculated for each of the companies utilizing a Cash Flow Return on Investment (“CFROI”) method. The CFROI method compares an estimate of a company’s internal rate of return against an estimate of a company’s cost of capital. Companies that generate returns in excess of their capital costs are favored over companies that do not. A secondary valuation is also made employing a concept called Economic Margin (“EM”). EM measures the return a company earns versus its cost of capital to determine if a company is generating wealth. The CFROI and EM methods provide a discounted cash flow expectation for each company. Preference is given to stocks that model cash flows in excess of the market equity charge and which have investment opportunities to reinvest these cash flows into above cost-of-capital opportunities.

After considering the above factors and valuations, equity analysts select the 25 stocks with the best prospects to meet the investment objective, that trade at attractive valuations, and, in the opinion of the equity analysts, are likely to exceed market expectations of future cash flows.

The final portfolio is approximately equally weighted.